Shelton Greater China Fund
44 Montgomery Street, Suite 2100
San Francisco, CA 94104

October 7, 2011

Kevin Rupert, Esq.
Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Shelton Greater China Fund (the “Fund”)
Investment Company Act of 1940 File No. 811-05617
Securities Act of 1933 File No. 333-176060

Dear Mr. Rupert:

We received your oral comments on October 7, 2011 to Pre-effective Amendment No. 1 to the Fund’s registration statement on Form N-1A filed on September 22, 2011 pursuant to the Securities Act of 1933, as amended.

The Fund has considered your comments and has authorized us to make the responses discussed below.  For ease of reference, we have included your comments followed by our responses.  Additionally, we have included a blackline version of the prospectus and statement of additional information, which shows all changed pages from the versions filed as part of Pre-effective Amendment No. 1 to the Fund’s registration statement on Form N-1A filed on September 22, 2011 pursuant to the Securities Act of 1933, as amended.

All capitalized terms not defined herein are defined in the above referenced registration statement.  All page references correspond to the pages set forth in Pre-effective Amendment No. 1 to the Fund’s registration statement on Form N-1A filed on September 22, 2011 pursuant to the Securities Act of 1933, as amended.

Comment 1.     Please delete the phrase "As with all mutual funds" on the cover page of the prospectus.

Response 1.     The requested deletion has been made.

Comment 2.     Please state supplementally that the "Total Annual Fund Operating Expense" percentage of 1.75% set forth on page 4 of the prospectus is a good faith estimate of what the Fund believes will be its estimated expenses.  Additionally, please state that the Fund understands that if actual expenses are materially higher than the 1.75% set forth on page 4 of the prospectus, the Fund is under an obligation to update this expense percentage accordingly.

Response 2.    The Fund represents that the "Total Annual Fund Operating Expense" percentage of 1.75% set forth on page 4 of the prospectus is a good faith estimate of what the Fund believes will be its estimated expenses.  Additionally, the Fund understands that if actual expenses are materially higher than the 1.75% set forth on page 4 of the prospectus, the Fund is under an obligation to update this expense percentage accordingly.

Comment 3.    Please clarify that the 90-day redemption fee period set forth in the "Shareholder Fee" table on page 4 of the prospectus will apply to shares held as of the conversion date and those shares purchase after such conversion date.

Response 3.     The following language has been included in the "Shareholder Fee" table on page 4 of the prospectus:

"(for all shares of the Fund purchased on or after October 10, 2011 that are held 90 days or less from the date of purchase, and for all shares of the Fund purchased prior to October 10, 2011 that are held 90 days or less from October 10, 2011)"

Comment 4.    Please include on page 7 and 8 of the prospectus following the bar graph as well as following the "Average Annual Return" chart, the date upon which the Fund will be open-ended.

Response 4.    The following language has been added on page 7 of the prospectus following the third sentence under the heading "Investment Results":

"Additionally, as of October 10, 2011, the Fund was converted from a closed-end mutual fund to an open-end mutual fund. Therefore, the Fund's performance for periods prior to October 10, 2011 may not be representative of performance for future periods."

The following language has been added on page 8 of the prospectus following the second sentence after the "Average Annual Return Chart":

"Additionally, as of October 10, 2011, the Fund was converted from a closed-end mutual fund to an open-end mutual fund. Therefore, the Fund's returns for periods prior to October 10, 2011 may not be representative of returns for future periods."

Comment 5.    Please state supplementally the reasons the market price has been used as opposed to NAV on page 8 of the prospectus in the "Performance Chart".

Response5      The Fund has chosen to use market price as opposed to NAV on page 8 of the prospectus in the "Performance Chart" because the Fund was previously operated as a closed-end fund, and Form N-2 required the use of such information.  Additionally, market price properly reflects the amount received by shareholders."

Comment 6.    Please clarify on page 14 of the prospectus that a shareholder will receive the next NAV determination for redemptions in instance of payments made by check.

Response 6.     The requested change has been made.

Comment 7.    Please update the definition of illiquid investments on page 12 of the statement of additional information such that seven days is the appropriate time as opposed to "in the normal course of business".

Response 7.    The requested change has been made.

Comment 8.     Please state supplementally the auditing firm that reviewed the interim financials for the six months ended June 30, 2011 that are set forth on page 24 of the prospectus.

Response 8.     KPMG LLP reviewed the interim financials for the six months ended June 30, 2011 that are set forth on page 24 of the prospectus.

Comment 9.    In connection with the 80% policy set forth on page 5 of the prospectus, please state the Fund has no present intent to borrow funds.

Response 9.    The requested change has been made.

Comment 10.   Please remove the reference to the distributor in the discussion of the Adviser's history with the Fund and the Board's basis for approving the Adviser.

Response 10.   The requested change has been made.

As you have requested and consistent with SEC Release 2004-89, on behalf of the Fund we hereby acknowledge that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

●
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3206.  Thank you.

Very truly yours,

/s/ Jefferey D. LeMaster Esq.

Jefferey D. LeMaster Esq.